SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549




                                  FORM N-18F-1



                 Notification of Election Pursuant to Rule 18f-1
                    Under the Investment Company Act of 1940




                               FEDERATED ARMS FUND
                           (Exact Name of Registrant)

                            NOTIFICATION OF ELECTION

    The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE

    Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the City of Pittsburgh and the Commonwealth of Pennsylvania on the 7th day of May, 1998.



   FEDERATED ARMS FUND
(Name of Registrant)



By:  /s/ Nicholas J. Seitanakis
     Nicholas J. Seitanakis
     Assistant Secretary
     Attorney In Fact
     for the Trustees